Filed by Mylan N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Meda AB

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements.” Such forward-looking statements may include, without limitation, statements about the proposed acquisition of Meda AB (publ.) (“Meda”) by Mylan N.V. (“Mylan” or the “Company”) (the “Proposed Transaction”), Mylan’s related public offer to the shareholders of Meda to acquire all of the outstanding shares of Meda (the “Offer”), Mylan’s acquisition (the “EPD Transaction”) of Mylan Inc. and Abbott Laboratories’ (“Abbott”) non-U.S. developed markets specialty and branded generics business (the “EPD Business”), the benefits and synergies of the EPD Transaction and the Proposed Transaction, future opportunities for Mylan, Meda, or the combined company and products and any other statements regarding Mylan’s, Meda’s or the combined company’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition, and other expectations and targets for future periods. These may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: uncertainties related to the Proposed Transaction, including as to the timing of the Proposed Transaction, uncertainties as to whether Mylan will be able to complete the Proposed Transaction, the possibility that competing offers will be made, the possibility that certain conditions to the completion of the Offer will not be satisfied, and the possibility that Mylan will be unable to obtain regulatory approvals for the Proposed Transaction or be required, as a condition to obtaining regulatory approvals, to accept conditions that could reduce the anticipated benefits of the Proposed Transaction; the ability to meet expectations regarding the accounting and tax treatments of the EPD Transaction and the Proposed Transaction; changes in relevant tax and other laws, including but not limited to changes in healthcare and pharmaceutical laws and regulations in the U.S. and abroad; the integration of the EPD Business and Meda being more difficult, time-consuming, or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients, or suppliers) being greater than expected following the EPD Transaction and the Proposed Transaction; the retention of certain key employees of the EPD Business and Meda being difficult; the possibility that Mylan may be unable to achieve expected synergies and operating efficiencies in connection with the EPD Transaction and the Proposed Transaction within the expected time-frames or at all and to successfully integrate the EPD Business and Meda; expected or targeted future financial and operating performance and results; the capacity to bring new products to market, including but not limited to where Mylan uses its business judgment and decides to manufacture, market, and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); any regulatory, legal, or other impediments to Mylan’s ability to bring new products to market; success of clinical trials and Mylan’s ability to execute on new product opportunities; any changes in or difficulties with our inventory of, and our ability to manufacture and distribute, the

EpiPen® Auto-Injector to meet anticipated demand; the scope, timing, and outcome of any ongoing legal proceedings and the impact of any such proceedings on financial condition, results of operations and/or cash flows; the ability to protect intellectual property and preserve intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; the impact of competition; changes in the economic and financial conditions of the businesses of Mylan, Meda or the combined company; the inherent challenges, risks, and costs in identifying, acquiring, and integrating complementary or strategic acquisitions of other companies, products or assets and in achieving anticipated synergies; uncertainties and matters beyond the control of management; and inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and related standards or on an adjusted basis. For more detailed information on the risks and uncertainties associated with Mylan’s business activities, see the risks described in Mylan’s Annual Report for the year ended December 31, 2015 and its other filings with the Securities and Exchange Commission (“SEC”). These risks and uncertainties also include those risks and uncertainties that will be discussed in the offer document to be filed with the Swedish Financial Supervisory Authority (“SFSA”), the Registration Statement on Form S-4 to be filed with the SEC and the EU Prospectus to be filed with the Netherlands Authority for the Financial Markets (“AFM”) or another competent EU authority. You can access Mylan’s filings with the SEC through the SEC website at www.sec.gov, and Mylan strongly encourages you to do so. Mylan undertakes no obligation to update any statements herein for revisions or changes after the date of this communication, except as required by law.

ADDITIONAL INFORMATION

In connection with the Offer, an offer document will be filed with the SFSA and published by Mylan upon approval by the SFSA. In addition, Mylan expects to file certain materials with the SEC, including, among other materials, a Registration Statement on Form S-4. Mylan also expects to file an EU Prospectus with the AFM or another competent EU authority. This communication is not intended to be, and is not, a substitute for such documents or for any other document that Mylan may file with the SFSA, the SEC, the AFM or any other competent EU authority in connection with the Offer. This communication contains advertising materials (reclame-uitingen) in connection with the Offer as referred to in Section 5:20 of the Dutch Financial Supervision Act (Wet op het financieel toezicht). INVESTORS AND SECURITYHOLDERS OF MEDA ARE URGED TO READ ANY DOCUMENTS FILED WITH THE SFSA, THE SEC AND THE AFM OR ANY OTHER COMPETENT EU AUTHORITY CAREFULLY AND IN THEIR ENTIRETY (IF AND WHEN THEY BECOME AVAILABLE) BEFORE MAKING AN INVESTMENT DECISION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, MEDA AND THE OFFER. Such documents will be available free of charge through the website maintained by the SEC at www.sec.gov, on Mylan’s website at medatransaction.mylan.com or, to the extent filed with the AFM, through the website maintained by the AFM at www.afm.nl, or by directing a request to Mylan at

724.514.1813 or investor.relations@mylan.com. Any materials filed by Mylan with the SFSA, the SEC, the AFM or any other competent EU authority that are required to be mailed to Meda shareholders will also be mailed to such shareholders. A copy of this communication will be available free of charge at the following website: medatransaction.mylan.com.

FURTHER INFORMATION

The Offer is not being made to persons whose participation in the Offer requires that an additional offer document be prepared or registration effected or that any other measures be taken in addition to those required under Swedish law (including the Swedish Takeover Rules), Dutch law and U.S. law.

The distribution of this communication and any related Offer documentation in certain jurisdictions may be restricted or affected by the laws of such jurisdictions. Accordingly, copies of this communication are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any such jurisdiction. Therefore, persons who receive this communication (including, without limitation, nominees, trustees and custodians) and are subject to the laws of any such jurisdiction will need to inform themselves about, and observe, any applicable restrictions or requirements. Any failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, Mylan disclaims any responsibility or liability for the violations of any such restrictions by any person.

The Offer is not being made, and this communication may not be distributed, directly or indirectly, in or into, nor will any tender of shares be accepted from or on behalf of holders in, any jurisdiction in which the making of the Offer, the distribution of this communication or the acceptance of any tender of shares would contravene applicable laws or regulations or require further offer documents, filings or other measures in addition to those required under Swedish law (including the Swedish Takeover Rules), Dutch law and U.S. law.

The acceptance period for the Offer for shares of Meda described in this communication has not commenced.

NON-GAAP FINANCIAL MEASURES

This communication includes the presentation and discussion of certain financial information that differs from what is reported under GAAP. These non-GAAP financial measures, including, but not limited to, adjusted total revenues, adjusted diluted earnings per share (“adjusted diluted EPS”), adjusted free cash flow, constant currency adjusted total revenues, adjusted gross margin, adjusted R&D as % of adjusted total revenue, adjusted operating cash flow, and adjusted effective tax rate, are presented in order to supplement investors’ and other readers’ understanding and assessment of the Company’s financial performance. Management uses these measures internally for forecasting, budgeting and measuring its operating performance. In addition, primarily due to acquisitions, Mylan believes that an evaluation of its ongoing operations (and comparisons of its current operations with historical and future operations) would be difficult if the disclosure of its financial results were limited to financial measures prepared only in accordance with GAAP. We also report sales performance using the non-GAAP financial measure of “constant currency” total revenues, adjusted total revenues, third party net sales, and adjusted third party net sales. This measure provides information on the change in net sales assuming that foreign currency exchange rates had not changed between the prior and current period. The comparisons presented as constant currency rates reflect comparative local currency sales at the prior year’s foreign exchange rates. We routinely evaluate our third party net sales performance at constant currency so that sales results can be viewed without the impact of foreign currency exchange rates, thereby facilitating a period-to-period comparison of our operational activities, and we believe that this presentation also provides useful information to investors for the same reason. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliations of the non-GAAP measures to their most directly comparable GAAP measures, which are available in the Company’s earnings release dated February 10, 2016 and the presentation used during the Company’s conference call discussing its 2015 earnings, 2016 guidance, and its proposed acquisition of Meda, both of which are available on our website. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP.

TRADEMARK DISCLAIMER

All trademarks, trade names, product names, graphics and logos of Mylan or any of its affiliates contained herein are trademarks, registered trademarks or trade dress of Mylan or such affiliate in the United States and/or other countries. Meda is a registered trademark of Meda AB. All other trademarks, trade names, product names and logos contained herein are the property of their respective owners. The use or display of other parties’ trademarks, trade names, product names or logos is not intended to imply, and should not be construed to imply, a relationship with or endorsement or sponsorship of Mylan by such other party.

09-Mar-2016

Mylan NV (MYL)

Raymond James Institutional Investors Conference

MYLAN N.V. PARTICIPANTS

John D. Sheehan

Executive VP, Chief Financial Officer

OTHER PARTICIPANTS

Elliot Wilbur

Raymond James & Associates, Inc.

MANAGEMENT DISCUSSION SECTION

Elliot Wilbur

Raymond James & Associates, Inc.

Morning. Welcome to Mylan’s presentation at the Raymond James 37th Annual Institutional Investor Conference. For those of you who are familiar with the U.S. generic drug industry, of course, Mylan has had a long-established leadership position in that industry, really helping to create and build what has become just an incredible growth industry over the past 25 years. Presenting for the company this morning is Mylan’s CFO, Mr. John Sheehan.

John D. Sheehan

Executive VP, Chief Financial Officer, Mylan N.V.

Thanks very much, Elliot. Appreciate it. And also appreciate the invitation to be here at your conference and to spend some time with you this morning. If I just start with our forward-looking statement, during today’s presentation, I’m going to be making forward-looking statements. Such forward-looking statements may include without limitation the matters described on chart two of my presentation, which is on the screen now.

Because forward-looking statements inherently involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences are also discussed on this chart. Except as required by law, we undertake no obligation to update any statement today whether as a result of new information, future events, or otherwise. Today’s presentation should be listened to and considered in its entirety and understood to speak only as of today’s date. What that really means is you can’t leave my presentation early.

So, I’d like to talk today about Mylan’s fundamentals and our 2015 highlights for our business. Our recently announced transaction to acquire Meda, a Swedish pharmaceutical company. And lastly, our 2016 financial guidance, which we issued in mid-February. This represents our mission statement at Mylan, which is to provide access to the world’s – to high quality, affordable medicine for the world’s 7 billion people. And we do that through satisfying unmet needs, through reliability and service excellence, through doing what’s right and not what’s easy. Our quality is unsurpassed in the industry and through passionate global leadership within the industry.

When you look at our track record of success over the last eight, nine years, it’s really been unsurpassed. At the bottom line, we have grown our earnings per share by 26% over the 2008 to 2016 period of time. How have we done that? We’ve done that through our global, vertically-integrated manufacturing platform. We have best-in-class manufacturing throughout the globe, but, in particular, within India. We have one of the broadest product portfolios in the industry, 1,400 products that are marketed to customers in 165 different countries.

We’ve made investments for the future growth of this company. Examples include our respiratory program where we’re bringing a generic form of ADVAIR® to the market. We filed an ANDA with the FDA at the end of 2015 that was just recently accepted and has a PDUFA date of the end of the first quarter of 2017. We also have partnerships with both Biocon and Momenta for the development of biologic and insulin products. Through value-creating business development, we have added to our product portfolio through licensing and insourcing of products from third parties, all the while maintaining our investment grade credit profile.

And at the bottom line, as I said, that has driven 26% CAGR for our EPS over the 2008 through 2016 period of time. If we look for a few moments at the highlights of 2015, we had exceptional financial performance in the year. At the top line, we grew 28% year-over-year on a constant-currency basis. And that was after absorbing $400 million of foreign exchange headwinds. Our EPS grew 21% from – up to $4.30 from about $3.56. And that was also absorbing $0.11 of EPS headwinds year-over-year.

We generated nearly $1.9 billion of free cash flow to be able to invest back into the business. At the beginning of the year, we closed our transaction to acquire Abbott’s Established Products business. That business in Abbott’s hands was declining about 4% to 5% per year on the top line. We stabilized that business and grew, on a constant-currency basis, business by 2% in 2015.

We closed our acquisition for Famy Care, a leading women’s healthcare franchise and we’ll bring women’s healthcare products to markets across the globe, including the emerging markets. And lastly we strengthened significantly our EpiPen Auto-Injector® franchise. As you may be aware, we had over the course of most of 2015 about an 85% market share. In the fourth quarter our competitor, Auvi-Q®, withdrew from the market and we closed the year with a 95% market share for our EpiPen®.

Subsequent to the end of the year, Teva recently announced that a competing generic product they’re seeking to bring to the market would be delayed, as they had received a complete response letter from the – a major complete response letter from the FDA, which would result in them not being in a position to bring the product to market until the earliest sometime in 2017.

The EpiPen Auto-Injector® represents a very durable franchise for Mylan. So, as I said, top line grew 28% year-over-year, bottom line grew 21% year-over-year in 2015. We’re very proud of the financial results that we achieved in 2015.

If I turn to the Meda transaction that we announced back on February 10, this transaction really brings with it four strategic rationales. The first is entry into OTC. We indicated during the course of 2015 that we would enter the over-the-counter market and that we would do so independent of initiatives that were taking place during 2015 or otherwise.

Meda brings with it an over $1 billion OTC portfolio of products in Europe and North America for which we can then build upon the platform.

Number two, it expands our product portfolio and our commercial channels in Europe by adding now branded and OTC products to our generic products in Europe. And it will provide a full range of product portfolio for our commercial teams to be able to sell products. We see ourselves accelerating the growth of our European franchise and what Meda is able to do on a stand-alone basis through the leadership we have with our very strong commercial platform in Europe.

Number three, it expands in therapeutic categories where we haven’t been the strongest. A good example of that is dermatological, an area where we, as a company, have not had a significant product portfolio. Admittedly, it’s an area where we just haven’t had the product development capabilities. Meda brings with it a portfolio of dermatological products, again, for us, to be able to build upon.

And lastly, it provides us with on-the-ground presence in emerging markets where we haven’t previously had presence, including China, Russia, Turkey and Mexico and, again, areas where we’ll be able to build upon the Meda presence, bringing in Mylan products to expand that presence and to grow the business for years to come.

From a financial perspective, the transaction will result in Mylan on a combined basis with Meda using 2015 pro forma being about a $12 billion revenue company with EBITDA approaching $4 billion. From a pricing perspective, price for the transaction. The transaction represents a multiple of earnings of EBITDA of 12.9 times of 2015 earnings without synergies and 8.9 times including synergies. And if you look at those multiples compared to precedent transactions, including the Teva-Allergan transaction, the transaction does reflect the re-rating of pricing that has taken place in 2015 in the pharmaceutical sector.

From a synergies perspective, we see over $350 million of – worth $350 million of synergy opportunity that we would – be achieved over the first three full years after closing, so that in the fourth year, the full synergies would be realized. The transaction is immediately accretive to Mylan’s earnings and will add $0.35 to $0.40 in 2017 to our earnings. And gives us the opportunity to accelerate our previously stated goal of $6 per share in 2018 to 2017. So that whether it’s strategically or financially, Meda is absolutely the next right transaction for Mylan.

If I just build on a few of those points that I just made with facts and figures. On this chart you see that on a pro forma basis, Mylan after the transaction will be approximately 53% generic, 38% specialty and branded Rx, and then also about 9% OTC. From a geographical perspective, 47% in North America, 32% in Europe and 21% being in the rest of world.

If you look at franchises, after this transaction closes, we will have six over $1 billion therapeutic franchises: respiratory and allergy, gastrointestinal, cardio, CNS, diabetes and metabolic, and infectious diseases. When you look at the growth in key therapeutic categories, dermatological, as I mentioned a few moments ago, growing 160% in terms of the revenues in that therapeutic category, versus what Mylan had on a stand-alone basis. You also see substantial growth in GI, cardio, respiratory, and anesthesia and pain.

The acquisition, the combination of Mylan and Meda, provides very strong therapeutic categories in allergy, respiratory, dermatological and pain, and these are all areas that will grow significantly for us in the future and that we’ll be able to maximize future opportunities. As I mentioned a few moments ago, OTC, an area and adjacent market to our generics portfolio that Mylan intended to get into, and we were very clear about that in 2015. Meda provides us that platform for getting into OTC, and you see a number of the well-established differentiated brands that Meda will bring to the combined Mylan, Meda company in 2016.

Expansion into new countries, as I indicated, a strategic rationale for the transaction is feet-on-the-ground presence in emerging markets for Mylan to be able to build upon. While Mylan has had an emerging markets presence, principally through our antiretroviral portfolio and other infectious diseases, it’s been mostly an export business without feet-on-the ground presence.

As you can see from this chart, China, Russia, Turkey, Mexico, all key markets that we’ll get feet-on-the-ground presence to be able to build upon and accelerate the top line growth of Meda with the Mylan product portfolio in those countries.

From a European leader perspective, we will grow our European business by 60% throughout Europe. And the business will represent on a combined basis nearly $4 billion of revenue. It builds on the EPD asset that we acquired at the end of 2014, beginning of 2015.

In addition to that, Meda was our European distributor or is our European distributor for EpiPen®. And, therefore, we will combine forces with our U.S. EpiPen® team to accelerate the growth of EpiPen® within Europe. Our combined sales force will have over – will reach over 3,000 physicians, retail pharmacy and other customers within the European countries.

The emerging markets, as I mentioned, you can see Meda, where Meda, from a stand-alone basis in 2015, had presence and this is a very – on a combined basis, we’ll have $1.5 billion of pro forma revenue in emerging markets.

Just a few other points on the financially compelling transaction. As I said, it’s immediately accretive to Mylan’s earnings. It substantially increases our free cash flow. In 2016, we will generate over $2 billion of free cash flow for Mylan. It enhances our EBITDA growth, with over $4 billion of EBITDA on a going-forward basis. And as I said, $350 million of operational synergies, and those are largely cost synergies and don’t take into consideration the long-term top line growth that Mylan sees the opportunity to generate through the combination of Mylan and Meda’s commercial platforms.

Immediate accretion, between 2015 and 2017, Mylan will drive from $4.30 of EPS to the opportunity for $6 of EPS in 2016, which is a CAGR of over 18%. And, as I said earlier, we had previously indicated our opportunity to achieve $6 a share in 2018. This transaction creates the opportunity to accelerate that to 2017.

At closing, our leverage gross debt to EBITDA will be about 3.8 times. Mylan will maintain its investment grade credit profile and we will de-lever the gross debt to EBITDA down to 3 times by the end of 2017. And that’s not taking into consideration the over $1 billion of cash that the company had on its balance sheet at the end of 2015.

So, let me turn now to the third topic of our financial guidance for 2016 that we provided back on February 10th. What we indicated was that for 2016, we saw revenue of between $10.5 billion and $11.5 billion, a 16% year-over-year growth. And that we expected EPS of $4.85 to $5.15 per adjusted diluted share, and that represented a year-over-year growth of 16%.

Both the revenue and EPS guidance here is assuming a close of the Meda transaction at the end of the third quarter. And what we indicated was, is that we were committed to this financial guidance with or without the Meda transaction.

If you look, a little bit more detail, I talked about the top line and the bottom line from an operating cash flow perspective between $2.4 billion and $2.6 billion of operating cash flow, $400 million to $500 million of CapEx, for over $2 billion of free cash flow.

At the effective tax rate level, we have reduced our effective tax rate from 2014 at 25%, down to the midpoint of our guidance range for 2016 at 16%. We were able to achieve that as a result of both our redomiciling to be a non-U.S. company, or so-called inversion, as well as continuing to implement tax strategies across the globe.

During our first quarter earnings, I indicated that we saw the development of our EPS for the calendar year, being that the first quarter would be relatively flat to the prior year, the first quarter of 2015.

Just to put a little bit more detail into that, we do expect that while our guidance range for gross margin for the full year is 55% to 57%, midpoint of 56%, that the gross margin in the first quarter of the year will be below that guidance range, as with the case in the first quarter of 2015, when the gross margin was about 2% less than the annual margin.

In addition to that, as a result of timing of R&D, our overall R&D guidance range is 6% to 7%. The first quarter of the year will be materially higher than the fourth quarter of 2015. We had about $150 million of R&D in the fourth quarter and that number will be, as I said, materially higher in the first quarter and above the full year guidance range.

Just to be very clear though, I’m not changing any of the guidance that we provided on February 10th. The gross margin range for the calendar year remains at 55% to 57% and the R&D at 6% to 7%. All of these were factors were contemplated back on when we provided guidance. But in response to some questions that we’ve received, thought it was good to provide a little bit more clarity on how we saw the first quarter of financials developing.

Let me just take everything I just said and summarize it with this chart which, to be very honest with you, we’re extremely proud of. In 2007, Mylan, as a U.S. generic pharmaceutical company, expanded globally through the acquisition of the Merck KGaA business and with Matrix and created a vertically-integrated global platform. In 2008, the company generated $0.80 of EPS and, in 2015, grew that EPS to $4.30, the guidance for 2016 of $5 per share, and we have the opportunity to achieve $6 in 2017.

The growth rate of our EPS on a CAGR basis, 26% between 2008 and 2016, and that’s really largely organic. Yes, we acquired Merck and Matrix in 2007, but between 2008 and the end of 2013, early 2014, we largely grew that business organically. This is really an organic execution growth story. And, yes, through the EPD and Meda transactions, we’ve defined the next growth phase for Mylan, and you’ll see these earnings, I believe, to continue to grow into the future.

So, thank you very much for listening. I think I have roughly five minutes left. And, Elliot, whether it’d be yourself or people from the audience, I’d be happy to take any questions.

QUESTION AND ANSWER SECTION
Elliot Wilbur Raymond James & Associates, Inc.	Q
Thank you, John. I suspect we’re going to have a couple of questions from the audience. At the back.
Q
Can you talk about generic pricing?
John D. Sheehan Executive VP, Chief Financial Officer, Mylan N.V.	A

It’s always about generic pricing. So that – when you say generic pricing, I believe, you’re referring principally to North America. So, my comments will be about North American pricing. Obviously, pricing varies in each region of the globe in which we operate.

The North America pricing environment has been very stable for us in 2015. We indicated on our year-end call that there were periods of – overall periods of inflationary and periods of deflationary. And that when you took them as a sum, that pricing was very stable. I know that there is a – that versus 2014 that people will say the pricing environment has declined, and I’ll agree with that.

However, if pricing in 2014 was 2% to 3% positive and in 2015 was 0% to 1% positive, yes, that’s a decline. Anything that starts with the word positive or flat is a real – is very – is a real positive for our industry. We plan for generic price erosion. And we work for flat to positive pricing. And that is, we expect to be the case in 2016 also.

Elliot Wilbur Raymond James & Associates, Inc.	Q

Sure. So, question?	Q
[Inaudible]
John D. Sheehan Executive VP, Chief Financial Officer, Mylan N.V.	A

Yeah. That’s great. You know that return on invested capital is one of the metrics in which our leadership team is compensated in our long-term incentive plan. We have a weighted average cost of capital of 8%. And we consistently exceed that and grow that for the business. So, we’re 100% committed to ROIC. The Meda transaction will grow the ROIC of the business from the third year after the acquisition, and that’s without taking into consideration the revenue growth that we expect that we will drive from the combined Mylan, Meda commercial platform. Only taking into consideration the $350 million of operational synergies. Thank you.

Elliot Wilbur Raymond James & Associates, Inc.	Q
Any other questions? If I understood your message correctly, current consensus for the first quarter is $0.84, so.
John D. Sheehan Executive VP, Chief Financial Officer, Mylan N.V.	A

Yeah. And you heard my message correctly. It was back on February 10th, Elliot, we indicated that – I indicated that, we saw the first quarter being relatively flat to the prior year. And, as I said, we saw – I’ve received some questions and I felt it appropriate to provide some greater clarity for exactly the reason you just pointed out. Hopefully, it’s helpful to both yourself, to investors in this room and to others.

Elliot Wilbur
Raymond James & Associates, Inc.
All right. If there’s no further questions, we’ll see you in the breakout. Thank you.
John D. Sheehan
Executive VP, Chief Financial Officer, Mylan N.V.
Thank you very much. I appreciate your attention.